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The day you've been waiting for is almost here. We're not big on hype, but we anticipate that there will significantly more demand for this opportunity than we can accommodate. Reserve your spot now.*

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*No money or other consideration is being solicited hereby, and, if sent in response, will not be accepted. No offer to buy any securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance give after the qualification date. Your indication of interest involves no obligation or commitment of any kind. A copy of the most recent version of the Preliminary Offering Circular may be obtained on the Securities and Exchange Commission's EDGAR website.


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We've got
BIG NEWS
coming soon.
Three years ago we invented a new industry. Now we're reinventing it with a $50,000,000 Public Crowdfunding – The largest Regulation A+ under the JOBS Act – allowing anyone in the US to invest in Real Estate.*
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*No money or other consideration is being solicited hereby, and, if sent in response, will not be accepted. No offer to buy any securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance give after the qualification date. Your indication of interest involves no obligation or commitment of any kind. A copy of the most recent version of the Preliminary Offering Circular may be obtained on the Securities and Exchange Commission's EDGAR website.